SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                       Issuer Tender Offer Statement
   (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                                 One American Corp.
                             (Name of Issuer)


                                 One American Corp.
                   (Name of Person(s) Filing Statement)


                                 Common
                      (Title of Class of Securities)


                                 6823 1E1 07
                    (CUSIP Number of Class Securities)


 Philip K. Smith, Gerrish & McCreary, P.C.
 700 Colonial Road, Suite 200,
 Memphis, TN 38117, (901) 767-0900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                                      July 21, 1998
  (Date Tender Offer First Published, Sent or Given to Security Holders)



                         Calculation of Filing Fee
Transaction:  Stock Repurchase Plan   Amount of filing Fee:  $900.00
Valuation:  $4,500,000                Calculation:  1/50 of 1%

Check box if any part of the fee is offset as provided by rule 0.11(a)2 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:

                       ISSUER TENDER OFFER STATEMENT

 Item 1.  Security and Issuer.

     a. The name of the Issuer and its principal executive office is One American Corp., 2785 Louisiana Highway 20 West,
          Vacherie, Louisiana 70090.

     b. Shares of One American Corp. Common Stock are being sought and as of June 30, 1998, there were 2,696,090 shares of One American Corp. Common Stock outstanding. One American Corp. is seeking the acquisition of up to 180,000 shares at $25.00 per share. Securities are being sought for purchase by One American Corp. from all existing stockholders of One American Corp. and officers, directors and affiliates of One American Corp. will have the right to participate in the transaction to the same extent as all other stockholders of the Issuer. At this time, it is unknown whether securities will be acquired from any such officer, director or affiliate.

     c. The securities being sought are not listed on any security exchange and there currently is no established trading market for such securities. Due to the lack of an active trading market, One American Corp. does not have the available information to furnish the high and low sales price or the range of high and low bid quotations for its stock. Based upon limited inquiries by management, it is believed that the stock of the company traded at the following amounts during the past two years:

              Period                 Amount*

              Second quarter 1998     $25.00
              First quarter 1998      $18.50
              Fourth quarter 1997     $16.00
              Third quarter 1997      $16.00

              Second quarter 1997     $16.00
              First quarter 1997      $15.50
              Fourth quarter 1996     $15.50
              Third quarter 1996      $15.50

           * Restated to reflect recent stock split.

     d.   Not applicable.

Item 2. Source and Amount of Funds or Other Consideration.

     a. The total amount of funds to be utilized for the purchase of the maximum amount of 180,000 shares is $4,500,000. The source of funds for the purchase of securities will be excess bank capital that will be declared as a dividend from First American Bank to One American Corp. or existing cash balances of One American Corp.

      b. No part of any of the funds to be used for the purchase of securities is expected to be borrowed.

 Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

 The purpose of the tender offer is to effect a stock repurchase program for the Issuer in order to provide stockholders of the One American Corp. with some liquidity for their shares, since no established trading market exists for the securities. The tender offer will also have the effect of allowing First American Bank to effectively deploy some of its excess capital. Securities that are repurchased will be deemed to be canceled and will no longer be outstanding for any purpose.

      a.-j.  Not applicable.

 Item 4. Interest in Securities of the Issuer.

     None.

 Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

     None.

 Item 6. Persons Retained, Employed or to be Compensated.

     The law firm of Gerrish & McCreary, P.C., Memphis, Tennessee has been retained solely to assist in the preparation of legal documents with respect to this transaction and neither it, nor any other party, has been retained to make solicitations or recommendations in connection with the tender offer.

 Item 7. Financial Information.

     a. The audited financial statements of One American Corp. in its 1997 Form 10-K are incorporated herein by reference and are included as Exhibit 7(a)(1) hereto. The unaudited financial statements of One American Corp. in its 1998 first quarter Form 10-Q are incorporated herein by reference and are included as Exhibit 7(a)(2) hereto. Information from Items 7(a)(3) and 7(a)(4) are included in Exhibits 7(a)(1) and 7(a)(2).

     b. Pro forma financial statements disclosing the effect of the tender offer are included as Exhibits 7(b)(1) and 7(b)(2) and are incorporated herein by reference. Information from Item 7(b)(3) is included in Exhibits 7(b)(1) and 7(b)(2). On
        April 22, 1998, the organization reduced the par value of its common shares from $5.00 to $2.50 per share to effect a 2 - for - 1 stock split that was issued on May 8, 1998. The earnings per common share for the years ended December 31, 1997 and 1996 and for the three months ended March 31, 1998 have not been retroactively adjusted.

 Item 8. Additional Information.

     a. Not applicable.

     b. Any dividends declared by the subsidiary bank to One American Corp. to fund stock repurchases will require the prior approval of the Louisiana Office of Financial Institutions. First American Bank has received such approval to dividend as much as $4,500,000 to One American Corp. for purposes of stock repurchases.

     c. Not applicable.

     d. Not applicable.

     e. Not applicable.

 Item 9. Material to be Furnished as Exhibits.

     a. The tender offer materials sent to security holders on behalf of One American Corp. are included as Exhibit 9(a).

     b. Not applicable.

     c. Not applicable.

     d. Not applicable.

     e. Not applicable.

     f. Not applicable.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                SIGNATURES

                              ONE AMERICAN CORP.

                              /s/ Frank J Bourgeois
Date July 21, 1998            Signature
                              Name:  Frank J Bourgeois
                              Title:  President and CEO

                              Exhibit 7(a)(1)

Report of Independent Auditor

January 16, 1998

To the Shareholders
   and Board of Directors of
One American Corp. and Subsidiaries
Vacherie, Louisiana

     We have audited the accompanying Consolidated Balance Sheets of One American Corp. and Subsidiaries as of December 31, 1997 and 1996, and the related Consolidated Statements of Income, Changes in Stockholders' Equity, and Cash Flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of One American Corp. and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations, changes in their stockholders' equity and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Respectfully submitted,
/s/ Hannis T Bourgeois, L.L.P.
Hannis T. Bourgeois, L. L. P.
Baton Rouge, Louisiana

Consolidated Balance Sheets
One American Corp. and Subsidiaries
December 31, 1997 and 1996
In thousands                                                    1997     1996
Assets
   Cash and Due From Banks                                       $10,219  $11,176
   Interest Bearing Deposits in Other Banks                        2,896    2,770
   Federal Funds Sold and Securities
     Purchased Under Resale Agreements                            12,150   13,325
   Securities
      Available for Sale (Amortized Cost of $114,212
         and $111,797, respectively)                             114,877  111,894
         Total Securities                                        114,877  111,894
   Loans                                                         149,165  135,859
      Less:  Allowance for Loan Losses                            (2,190)  (3,083)
   Loans, Net                                                    146,975  132,776

   Bank Premises and Equipment                                    10,837    9,645
   Other Real Estate                                                  78       68
   Accrued Interest Receivable                                     2,176    2,031
   Other Assets                                                    2,186    2,426
        Total Assets                                            $302,394 $286,111

Liabilities
   Deposits:
     Noninterest Bearing                                          52,015   45,907
     Interest Bearing                                            211,642  204,797
         Total Deposits                                          263,657  250,704

   Accrued Interest Payable                                          777      693
   Other Liabilities                                               1,705    1,179
        Total Liabilities                                        266,139  252,576

Stockholders' Equity
   Common Stock-$5.00 par value;
     Authorized-10,000,000 shares;
      Issued-1,500,000 shares                                      7,500    7,500
   Surplus                                                         5,000    5,000
   Retained Earnings                                              23,943   21,596
   Unrealized Gain (Loss) on Securities Available for Sale, Net      439       64
   Treasury Stock - 148,450 and 148,385 shares at cost              (627)    (625)
        Total Stockholders' Equity                                36,255   33,535
        Total Liabilities and Stockholders' Equity              $302,394 $286,111

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income
One American Corp. and Subsidiaries
for the years ended December 31, 1997, 1996, and 1995
In thousands, except per share data                              1997     1996     1995
Interest Income
   Interest and Fees on Loans                                    $13,437  $11,701   $9,948
   Interest on Securities:
      Taxable Interest                                             5,948    6,884    7,040
      Nontaxable Interest                                            576      559      636
         Total Interest on Securities                              6,524    7,443    7,676
   Other Interest Income                                             796      573      581

      Total Interest Income                                       20,757   19,717   18,205

   Interest Expense on Deposits                                    7,712    7,244    6,511
      Net Interest Income                                         13,045   12,473   11,694

Provision for Loan Losses                                          1,025       90        -
   Net Interest Income After
      Provision for Loan Losses                                   12,020   12,383   11,694

Other Income
   Service Charges on Deposit Accounts                             2,092    2,135    1,849
   Gain on Securities                                                190      285      442
   Gain on Purchased Assets                                          607      812    1,147
   Other Operating Income                                            851      746    1,026
      Total Other Income                                           3,740    3,978    4,464
      Income Before Other Expenses                                15,760   16,361   16,158

Other Expenses
   Salaries and Employee Benefits                                  4,749    4,435    4,224
   Net Occupancy Expense                                           1,236    1,184    1,150
   Net ORE and Repossession Expense                                 (180)     (13)    (159)
   Other Operating Expenses                                        3,868    3,424    3,286
      Total Other Expenses                                         9,673    9,030    8,501
       Income Before Income Taxes                                  6,087    7,331    7,657
Applicable Income Taxes                                            2,050    2,281    2,410
      Net Income                                                  $4,037   $5,050   $5,247

      Net Income Per Share                                         $2.99    $3.74    $3.88

      Cash Dividends Per Share                                     $1.25    $1.05    $0.65

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Stockholders' Equity
One American Corp. and Subsidiaries
for the years ended December 31, 1997, 1996, and 1995
In thousands                                                      1997     1996     1995
Common Stock
  Balance - Beginning and End of Year                             $7,500   $7,500   $7,500

Surplus
  Balance - Beginning and End of Year                             $5,000   $5,000   $5,000

Retained Earnings
  Balance - Beginning of Year                                    $21,596  $17,966  $13,597
  Net Income                                                       4,037    5,050    5,247
  Cash Dividends                                                  (1,690)  (1,420)    (878)
  Balance - End of Year                                          $23,943  $21,596  $17,966

Unrealized Gain (Loss) on Securities Available for Sale, Net
  Balance - Beginning of Year                                        $64     $371  ($1,482)
  Net Change in Unrealized Gain (Loss)                               375     (307)   1,853
  Balance - End of Year                                             $439      $64     $371

Treasury Stock
  Balance - Beginning of Year                                      ($625)   ($625)   ($625)
  Treasury Stock Purchased ( 65 shares )                              (2)       -        -
  Balance - End of Year                                            ($627)   ($625)   ($625)

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows
One American Corp. and Subsidiaries
for the years ended December 31, 1997, 1996, and 1995
In thousands                                                      1997     1996     1995
Cash Flows From Operating Activities
  Net Income                                                      $4,037   $5,050   $5,247
  Adjustments to Reconcile Net Income to Net
    Cash Provided by Operating Activities:
      Gain on Purchased Assets                                      (606)    (811)  (1,147)
      Provision for Depreciation                                     762      679      686
      Provision for Loan Losses                                    1,025       90        -
      Net Amortization (Accretion) on Securities                    (149)     (87)    (412)
      Provision (Credit) for Deferred Income Taxes                   412       (1)     (90)
      (Gain) Loss on Sale of Other Real Estate and Repossessions    (304)      (8)    (153)
      (Gain) Loss on Sale of Equipment                                (1)       -        6
      (Gain) Loss on Securities                                     (189)    (284)    (442)
   Changes in Assets and Liabilities:
      (Increase) Decrease in Accrued Interest Receivable            (145)      81     (372)
      (Increase) Decrease in Other Assets                           (365)    (728)     (41)
      Increase (Decrease) in Accrued Interest Payable                 84       90      268
      Increase (Decrease) in Other Liabilities                        54     (394)     288
        Net Cash Provided by Operating Activities                  4,615    3,677    3,838
Cash Flows From Investing Activities
  Maturities or Calls of Securities Available for Sale            61,775   62,565   65,451
  Maturities or Calls of Securities Held to Maturity                   -        -      767
  Purchases of Securities Available for Sale                     (64,041) (42,235) (67,651)
  Purchases of Securities Held to Maturity                             -        -     (502)
  Proceeds from Sale of Securities Available for Sale                189      276      442
  Net (Increase) Decrease in Federal Funds Sold                    1,175   (5,950)     825
  Net (Increase) Decrease in Loans                               (15,174) (27,806) (10,626)
  Proceeds from Sale of Other Real Estate and Repossessions          850       11      293
  Proceeds from Sale of Premises and Equipment                         -        -      215
  Purchases of Premises and Equipment                             (1,953)  (1,863)    (398)
  Proceeds from Other Borrowings                                     407      411      350
    Net Cash Used in Investing Activities                        (16,772) (14,591) (10,834)
Cash Flows From Financing Activities
  Net Increase (Decrease) in Demand Deposits, NOW
    and Savings Accounts                                             476    1,605   (3,367)
  Net Increase (Decrease) in Certificates of Deposits             12,477    9,375   12,227
  Dividends Paid                                                  (1,627)  (1,352)  (1,080)
    Net Cash Provided By Financing Activities                     11,326    9,628    7,780
Increase (Decrease) in Cash and Cash Equivalents                    (831)  (1,286)     784
Cash and Cash Equivalents - Beginning of Year                     13,946   15,232   14,448
Cash and Cash Equivalents - End of Year                          $13,115  $13,946  $15,232
Supplemental Disclosure of Cash Flow Information:
   Income Tax Payments                                            $1,536   $2,403   $2,032
   Interest Paid on Deposits                                      $7,628   $7,154   $6,243
Noncash Investing Activities:
   Other Real Estate Acquired in Settlement of Loans                $556      $71      $46
   Change in Unrealized Gain (Loss) on
      Securities Available for Sale                                 $568    ($465)  $2,807
   Change in Deferred Tax Effect on
      Unrealized Gain (Loss) on Securities Available for Sale       $193    ($158)    $954
   Transfer of Securities from Held to Maturity
     to Available for Sale                                             -        -  $18,384
   Noncash Financing Activities:
   Dividends Declared and Not Paid                                  $473     $405     $338

The accompanying notes are an integral part of these financial statements.

One American Corp. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 1997, 1996, and 1995

NOTE A
Summary of Significant Accounting Policies

     The accounting principles followed by One American Corp. (the Company) and its wholly-owned subsidiaries, First American Bank and Trust (the Bank), and One American Agency, Inc. are those which are generally practiced within the banking industry. The methods of applying those principles conform with generally accepted accounting principles and have been applied on a consistent basis. The principles which significantly affect the determination of financial position, results of operations, changes in stockholders' equity, and cash flows are summarized below.

     Principles of Consolidation - The consolidated financial statements include the accounts of One American Corp. and its wholly-owned subsidiaries, First American Bank and Trust, and One American Agency, Inc. All significant intercompany balances and transactions have been eliminated. Certain reclassifications to previously published financial statements have been made to comply with current reporting requirements.

     Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

     Securities - Securities are being accounted for in accordance with Statement of Financial Accounting Standards
(SFAS) No. 115, "Accounting for Investments in Debt and Equity Securities," which requires the classification of securities as held to maturity, trading, or available for sale.
     Securities classified as held to maturity are those debt securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by various methods approximating the interest method over their contractual lives.
     Securities classified as available for sale are those debt securities that the Bank intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bank's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as increases or decreases in stockholders' equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. The Bank had no securities classified as held to maturity or trading at December 31, 1997 or 1996.

     Loans - Loans are stated at principal amounts outstanding, less unearned income and allowance for loan losses. Interest on commercial loans is accrued daily based on the principal outstanding. Interest on installment loans is recognized and included in interest income using the sum-of-the-digits method, which does not differ materially from the interest method.
     Impaired loans are being accounted for in accordance with Statement of Financial Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by Statement No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure." The statements generally require impaired loans to be measured on the present value of expected future cash flows discounted at the loan's effective interest rate, or as an expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.
     A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. Generally, the Bank discontinues the accrual of interest income when a loan becomes 90 days past due as to principal or interest.

When a loan is placed on non-accrual status, previously recognized but uncollected interest is reversed to income or charged to the allowance for loan losses. Interest income is subsequently recognized only to the extent cash payments are received.

     Allowance for Loan Losses - The allowance for loan losses is an amount which in management's judgment is adequate to absorb potential losses in the loan portfolio. The allowance for loan losses is based upon management's review and evaluation of the loan portfolio. Factors considered in the establishment of the allowance for loan losses include management's evaluation of specific loans, the level and composition of classified loans, historical loss experience, results of examinations by regulatory agencies, an internal asset review process, expectations of future economic conditions and their impact on particular borrowers, and other judgmental factors.
     The allowance for loan losses is based on estimates of potential future losses, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and as adjustments become necessary, the effect of the change in estimate is charged to operating expenses in the period incurred. All losses are charged to the allowance for loan losses when the loss actually occurs or when management believes that the collectibility of the principal is unlikely. Recoveries are credited to the allowance at the time of recovery.

     Bank Premises and Equipment - Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided at rates based upon estimated useful service lives (ten to thirty years for buildings, three to ten years for equipment) using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.
     The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal and the resulting gains or losses are included in current operations.
     Expenditures for maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

     Other Real Estate - Other real estate is comprised of properties acquired through foreclosure or negotiated settlement. The carrying value of these properties is lower of cost or fair value less estimated selling expenses. Loan losses arising from the acquisition of these properties are charged against the allowance for loan losses. Any subsequent market reductions required are charged to other real estate expense. Revenues and expenses associated with maintaining or disposing of foreclosed properties are recorded during the period in which they are incurred.

     Income Taxes - The provision for income taxes is based on income as reported in the financial statements after interest income from state and municipal securities is excluded. Also certain items of income and expenses are recognized in different time periods for financial statement purposes than for income tax purposes. Thus, provisions for deferred taxes are recorded in recognition of such timing differences.
     Deferred taxes are provided utilizing a liability method in accordance with SFAS No. 109 whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.
     The Company and its subsidiaries file a consolidated federal income tax return. In addition, state income tax returns are filed individually by the Companies in accordance with state statutes.

     Earnings per Common Share - The computation of earnings per share and other per share amounts of common stock is based on the weighted average number of shares of common stock outstanding during each year, which is 1,351,615 for all periods presented.

     Statements of Cash Flows - For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks (including cash items in process of clearing).

     Current Accounting Developments - The Financial Accounting Standards Board has issued Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement becomes effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The statement generally requires that after a transfer of financial assets, an entity would recognize all financial assets and servicing it controls and liabilities it has incurred , and would not recognize financial assets when control has been surrendered or liabilities when they have been extinguished. The application of this statement had no effect on the financial statements as of December 31, 1997.

NOTE B
Acquisitions

     On September 23, 1996, the Bank acquired the First American Bank of Tangipahoa located in Hammond, Tangipahoa Parish, Louisiana for a purchase price of $1.8 million. Pursuant to a Merger and Acquisition Agreement, the Bank acquired assets with a fair value of $6.9 million and assumed $5.7 million in deposits and specific liabilities as disclosed in the table below. The excess of the purchase price over the value of the net tangible assets has been assigned to goodwill and is being amortized over fifteen years. This acquisition was accounted for using the purchase method of accounting, and the results of operations are included in the consolidated financial statements from the date of acquisition.


In thousands                                  09/23/96
Assets:
   Cash and due From Banks                        $727
   Federal Funds Sold                            1,825
   Securities                                      235
   Loans, Net                                    4,044
   Bank Premises                                     6
   Other Real Estate                                22
   Accrued Interest Receivable                      44
   Other Assets                                      5
      Total Assets                              $6,908

Liabilities and Stockholders Equity:
   Deposits                                     $5,659
   Accrued Interest Payable                         19
   Other Liabilites                                 17
   Stockholders' Equity                          1,213
      Total Liabities and Stockholders Equity   $6,908

     Gain on purchased assets is recognized from acquired loans from previous bank acquisitions on a cost recovery method as principal payments are made and is included in the financial statements as Gain on Purchased Assets.

NOTE C
Cash and Due from Banks

     The Bank is required to maintain average cash reserve balances. The amounts of those reserves at December 31, 1997 and 1996, were approximately $3.6 million and $3.0 million, respectively.

NOTE D
Securities

     Amortized costs and fair values of securities available for sale as of December 31, 1997 and 1996 are summarized as follows:

                                                                   1997
                                                          Gross      Gross
                                                Amortized Unrealized Unrealized Fair
($ in thousands)                                Cost      Gains      Losses     Value

U. S. Treasury Securities                        $38,348       $128        ($7)  $38,469
Securities of Other U. S. Government Agencies     54,323         80       (107)   54,296
Mortgage-Backed Securities                         9,762        125        (13)    9,874
Obligations of State and Political Subdivisions   10,877        459          -    11,336
Equity Securities                                    902          -          -       902
   Totals                                       $114,212       $792      ($127) $114,877
                                                                   1996
                                                          Gross      Gross
                                                Amortized Unrealized Unrealized Fair
($ in thousands)                                   Cost   Gains      Losses     Value

U. S. Treasury Securities                        $34,232        $86       ($14)  $34,304
Securities of Other U. S. Government Agencies     58,610         14       (499)   58,125
Mortgage-Backed Securities                         8,674        205        (50)    8,829
Obligations of State and Political Subdivisions    9,430        355          -     9,785
Equity Securities                                    851          -          -       851
   Totals                                       $111,797       $660      ($563) $111,894

     Included in the category of Securities of Other US
Government Agencies at December 31, 1997 is $17.5 million par value of structured notes, with an amortized cost of $17.5
million and a fair value of $17.4 million.  At December 31, 1996, the Bank held $21.5 million of par value of these notes with an amortized cost of $21.5 million with a fair value of $21.5
million.  The structured notes, which are issued by US Government
Agencies, are debt securities whose cash flows are dependent on one or more indices in ways that create interest rate risk.
Management understands the risks associated with these types of instruments and has the capability to effectively monitor the notes activity.  Although classified in the available for sale category, it is management's intention to hold the structured notes until the notes mature at par value.  Based on the variable nature of said securities and the securities percentage
relationship to earning assets, a +/- 200 basis point interest rate shock and income simulation on the security class showed minimal impact on earnings.  Further, management is of the
opinion that earning trends indicate the ability to accept any adverse risk associated with the possible sale of said securities should the decision to hold the structured notes to maturity change.
     The Bank also has approximately $342 thousand in par value of Louisiana Agricultural Finance Authority Bonds and Louisiana
Housing Finance Authority Bonds with a book value of $1, on
nonaccrual status.  Under a directive from state regulatory
agencies the original $2.35 million in par value of the
Guaranteed Investment Contracts were placed on nonaccrual status in May, 1992.  Due to the directive, the bonds were written down to $.20 on the dollar or $470 thousand.  While management has written down these bonds in accordance with regulatory policy as mentioned above, management continues to feel that the fair value was not representative of the potential liquidation value of these bonds.  Management is of the opinion that the permanent impairment of the bonds was not in excess of the prescribed
regulatory write downs.  A class action suit was filed on behalf of the bondholders. In summary, the suit sought a determination of the priority treatment the bondholders would receive under
California statutes in the liquidation of Executive Life
Insurance Company.  Under Priority 5 the Guaranteed Investment
Contracts (GICs), which support the municipal bonds, would be treated as insurance policies and would have the same payout ratio as other policies.  Under Priority 6, the GICs would have the status of a general unsecured creditor.  On November 15,
1992, the Superior Court in California ruled the GICs were a settlement proposals are taking place between the guarantors of the bonds and the bondholders. To date, the Bank has recovered approximately $2.2 million as partial payments of the $2.35 million in original par value.  Of the $2.2 million, $1.8 million was recognized as gains on securities available for sale since the original write down.  The remaining $470 thousand was applied against the book value.  Of the
$1.8 million in gains recognized since the write down, $190
thousand was recognized in 1997 and $277 thousand was recognized in 1996.  The Bank continues to pursue the collection of
principal on these securities. However, the amount of any future fulfillment of these collection actions remain uncertain.
     The following table shows the amortized cost, fair value,
maturity distribution, and weighted average yield of the
securities available for sale as of December 31, 1997.
Maturities may differ from contractual maturities in mortgage-
backed securities because the mortgages underlying the securities may be called or repaid without any penalties.
($ in thousands)                                  Amortized Fair     Average
                                                  Cost      Value    Yield
U. S. Treasury Securities
   Within 1 Year                                   $18,352   $18,374   5.58%
   After 1 but Within 5 Years                       19,996    20,095   5.99%
   After 5 but Within 10 Years                           -         -      -
   After 10 Years                                        -         -      -
                                                    38,348    38,469   5.79%
Securities of Other U. S. Government Agencies
   Within 1 Year                                    24,339    24,292   5.16%
   After 1 but Within 5 Years                       29,984    30,004   5.94%
   After 5 but Within 10 Years                           -         -       -
   After 10 Years                                        -         -       -
                                                    54,323    54,296   5.59%
Mortgage-Backed Securities
   Within 1 Year                                         5         5   9.72%
   After 1 but Within 5 Years                          320       332   9.30%
   After 5 but Within 10 Years                       4,456     4,511   7.13%
   After 10 Years                                    4,981     5,026   6.64%
                                                     9,762     9,874   6.95%
Obligations of State and Political Subdivisions*
   Within 1 Year                                       536       538   8.38%
   After 1 but Within 5 Years                        6,408     6,671   8.35%
   After 5 but Within 10 Years                       3,340     3,498   7.47%
   After 10 Years                                      593       629   7.94%
                                                    10,877    11,336   8.06%

Equity Securities                                      902       902   5.57%
                                                       902       902   5.57%

      Totals                                      $114,212  $114,877   6.02%

* Tax Equivalent Basis - 34%

     Securities available for sale with a carrying amount of $33.4 million and $38.2 million at December 31, 1997 and 1996, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.
     The Bank has invested in Federal Home Loan Bank of Dallas stock which is included in Equity Securities and is reflected at the lower of cost or fair value in these financial statements. The cost of these securities was $902 thousand and $851 thousand, which approximates fair value, at December 31, 1997 and 1996, respectively.

     Gross realized gains and losses from the sale of securities for the years ended December 31, 1997, 1996, and 1995 are as follows:
($ in thousands)         1997           1996           1995

Realized gains            $190            $285           $442
Realized losses              -               -              -
                          $190            $285           $442

NOTE E
Loans

     An analysis of the loan portfolio at December 31, 1997 and
1996, is as follows:
($ in thousands)                          1997           1996

Commercial, Financial, and Agricultural   $15,811         $10,442
Real Estate - Construction                  3,987           3,184
Real Estate - Mortgage                    113,117         105,800
Individuals                                13,892          13,559
Foreign                                         -           1,361
All Other Loans                             2,395           1,578
Total Loans                               149,202         135,924
Unearned Income                               (37)            (65)
   Total Loans, net of Unearned Income   $149,165        $135,859


     Impaired loans having recorded investments of $3.2 million at December 31, 1997 have been recognized in conformity with FASB Statement No. 114 as amended by FASB Statement No. 118. The average recorded investment in impaired loans during the year ended December 31, 1997 was approximately $3.5 million. Impaired loans at December 31, 1996 were $4.0 million. The allowance for loan losses related to these loans was
$849 thousand at December 31, 1997 and $1.9 million at December 31, 1996. Interest received on impaired loans amounted to $348 thousand and $458 thousand at December 31, 1997 and 1996, respectively. All non-accrual loans were considered impaired at December 31, 1997. Non-accrual loans not included in impaired loans were immaterial at December 31, 1996.
     The Bank is permitted, under the laws of the State of Louisiana, to make extensions of credit to its executive officers and directors and their affiliates in the ordinary course of business. An analysis of the aggregate loans, for December 31, 1997 and 1996, are as follows:
($ in thousands)                  1997           1996

Balance - Beginning of Year       $2,698         $1,955
New Loans                          3,455          2,672

Repayments                        (1,085)        (1,929)
Balance - End of Year             $5,068         $2,698

Maximum Balance During the Year   $5,694         $2,796

NOTE F
Allowance for Loan Losses

     Following is a summary of the activity in the allowance for loan losses:

($ in thousands)                             1997      1996     1995

Balance - Beginning of Year                  $3,083   $3,273   $3,077
   Current Provision from Income              1,025       90        -
   Recoveries on Loans Charged-Off              181      230      634
   Loans Charged-Off                         (2,099)    (510)    (438)
Balance - End of Year                        $2,190   $3,083   $3,273




Ratio of Allowance for Loan Losses to
   Impaired Loans at End of Year              67.39%   74.91%   90.92%

Ratio of Allowance for Loan Losses to Loans
   Outstanding at End of Year                  1.47%    2.27%    3.04%

Ratio of Net Loans Charged-Off to
   Loans Outstanding at End of Year            1.29%    0.20%    (.18%)

NOTE G
Bank Premises and Equipment

     Bank premises and equipment costs and the related
accumulated depreciation at December 31, 1997 and 1996, are as follows:
($ in thousands)                             1997           1996

Land                                         $3,115         $2,645
Bank Premises                                 8,743          8,008
Furniture and Equipment                       5,588          4,839
                                             17,446         15,492
Accumulated Depreciation                     (6,609)        (5,847)
                                            $10,837         $9,645

     Depreciation charged to operating expenses for the three years ended December 31, 1997, 1996, and 1995, respectively, was $762 thousand, $679 thousand, and $686 thousand.

NOTE H
Deposits

     Following is a detail of deposits as of December 31, 1997
and 1996:
($ in thousands)                       1997           1996

Non-interest Bearing Accounts           $52,015        $45,907
NOW and Super NOW  Accounts              24,585         24,273
Insured Money Market Accounts            51,355         56,535
Savings Accounts                         31,417         32,181
Certificates of Deposit over $100,000    12,528         12,352
Other Certificates of Deposit            91,757         79,456
   Total Deposits                      $263,657       $250,704

     Interest expense on Certificates of Deposit over $100
thousand at December 31, 1997, 1996, and 1995, amounted to $542 thousand, $472 thousand and $387 thousand, respectively.
     Public Fund deposits at December 31, 1997 and 1996, were
$16.2 million and $18.3 million, respectively.

NOTE I
Stockholders' Equity and Regulatory Matters

     Stockholders' Equity of the Company includes the undistributed earnings of the Bank. Dividends are paid by the Company from its assets which are provided primarily by dividends from the Bank. Dividends are payable only out of retained earnings and current earnings of the Company. Certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends. Louisiana statutes require approval to pay dividends in excess of a state bank's earnings in the current year plus retained net profits for the preceding year. As of January 1, 1998, the Bank had retained earnings of $17.5 million of which $5.2 million was available for distribution without prior regulatory approval.

     The company and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct material affect on the Company's financial statements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines involving quantitative measures of assets, liabilities, and certain, off-balance-sheet items as calculated under regulatory accounting practices. The Company and the Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios. As detailed below, as of December 31, 1997 and 1996, the Company met all of the capital adequacy requirements to which it is subject.

     As of December 31, 1997 and 1996, the Company was categorized as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the most recent notification that management believes have changed the prompt corrective action category.

     Following is a summary of capital levels at December 31, 1997 and 1996:

                                                                      To Be Well
                                                                      Capitalized
                                                                      Under
                                                        Required for  Prompt
                                                        Capital       Corrective
                                                Actual  Adequacy      Actions
As of December 31, 1997                         Ratios  Purposes      Provision

Total Capital (to Risk Weighted Assets)          25.1%     8.00%        10.00%
Tier 1 Capital (to Risk Weighted Assets)         23.9%     4.00%         6.00%
Tier 1 Leveraged Capital (to Average Assets)     11.7%     4.00%         5.00%

As of December 31, 1996

Total Capital (to Risk Weighted Assets)          25.3%     8.00%        10.00%
Tier 1 Capital (to Risk Weighted Assets)         24.1%     4.00%         6.00%
Tier 1 Leveraged Capital (to Average Assets)     11.8%     4.00%         5.00%

Under current regulations, the Bank is limited in the amount it may loan to its parent. Loans to the Parent may not exceed 10% of the Bank's capital and surplus. There were no loans outstanding at December 31, 1997 and 1996.

NOTE J
Employee Benefit Plans

     The Bank maintains a Salary Deferral Plan qualified under Internal Revenue Service Code Section 401(k) for all employees who are 21 years of age and have completed one year of service. Covered employees may elect to contribute 1% to 15% of gross pay to the plan. The majority of the plans assets are invested in mutual funds. As part of the plan, the Bank has, at its discretion, the ability to match the contributions or make supplemental contributions. No amounts were contributed by the Bank for either 1997 or 1996.
     The Bank maintains a noncontributory defined benefit pension plan covering all employees who qualify as to age and length of service. Current policy is to fund annual pension costs as they accrue. Pension expense was $151 thousand, $127 thousand and $164 thousand for the years ended December 31, 1997, 1996, and 1995, respectively. The majority of the plans assets are invested in money market funds or mutual funds. The following table sets forth the plan's funded status at December 31, 1997 and 1996.

($ in thousands)                                1997           1996
Actuarial Present Value of Benefit Obligations:
Vested Benefits                                 $4,266         $3,448
Accumulated Benefits                            $4,584         $3,681

Projected Benefits                             ($6,146)       ($4,842)
Plan Assets at Fair Value                        6,204          5,346

Projected Benefit Obligation Less
   Than (In Excess Of) Plan Assets                  58            504
Unrecognized Net (Gain) Loss                       336             (1)
Unrecognized Net Obligation (Asset)               (217)          (236)
Prepaid Pension Expense                           $177           $267

     Assumptions used in the determination of pension plan
information consisted of the following:
                                                  1997           1996

Discount Rate                                      7.00%          7.50%
Rate of Increase in Compensation Levels            5.50%          5.50%
Expected Long-Term Rate of Return
   on Plan Assets                                  9.00%          9.00%

     Net pension expense for 1997, 1996, and 1995 included the following components:

($ in thousands)                                  1997           1996         1995
Service Cost                                      $268           $248         $245
Interest Cost                                      376            328          297
Return on Assets                                  (851)          (496)        (724)
Net Amortization and Deferral                     $358            $47         $346

     The Bank's employee benefit program also includes self-funded health and dental insurance plans for all full-time employees. The costs of these plans are completely funded by the Bank. The employees can also elect to purchase dependent coverage under the plans. The Bank pays a premium to a reinsurer for coverage on losses and claims that exceed $20,000 per individual per plan year. Amounts paid by the Bank in association with these plans totaled $548 thousand and $530 thousand for the years ended December 31, 1997 and 1996, respectively. The Bank had set aside reserves in the amount of $647 thousand for payment of unreported claims with dates of service through December 31, 1997.

NOTE K
Other Operating Expenses

     The analysis of other operating expenses for the years ended
December 31, 1997, 1996, and 1995, are as follows:

($ in thousands)                                 1997           1996         1995

Advertising and Public Relations                  $301           $349         $344
Armored Courier Service                            131            115           94
Director Fees                                      263            200          152
Equipment Expense                                1,047            946          888
Legal and Professional                             506            400          266
Postage and Shipping                               180            175          167
Regulatory Assessments                              67             32          267
Service Charges-Other Institutions                 122            126          112
Stationery, Printing, and Supplies                 356            338          328
Telephone                                          295            233          189
Other                                              600            510          479
                                                $3,868         $3,424       $3,286

NOTE L
Income Taxes

     The total provision for income taxes charged to income amounted to $2.0 million for 1997, $2.3 million for 1996, and

$2.4 million for 1995. The provisions represent effective tax rates of 33% for 1997 and 31% for 1996 and 1995. Following is a reconciliation between income tax expense based on the federal statutory tax rates and income taxes reported in the statements of income.

($ in thousands)                                1997           1996         1995
Income Taxes Based on Statutory Rates -
   34% for periods shown                        $2,069         $2,492       $2,603
Tax Exempt Income                                 (196)          (188)        (216)
Other - Net                                        177            (23)          23
                                                $2,050         $2,281       $2,410

     The components of consolidated income tax expense (benefits) are:

($ in thousands)                                1997           1996         1995

Provision for Current Taxes                     $1,638         $2,282       $2,500
Provision (Credit) for Deferred Taxes              412             (1)         (90)
                                                $2,050         $2,281       $2,410

     A deferred income tax asset of $25 thousand and $630 thousand is included in other assets at December 31, 1997 and 1996, respectively. The deferred tax provision (credit) consists of the following timing differences:

($ in thousands)                                 1997           1996          1995

Depreciation Expense for Tax Reporting
   in Excess of Amount for Financial Reporting     ($3)           ($2)         $14
Provision for Loan Losses for Financial
    Reporting in Excess of Amount for
    Tax Reporting                                  427             21          (63)
Accretion Income for Financial Reporting
   in Excess of Tax Reporting                       14            (17)          (4)
Increase in Insurance Reserve                      (10)           (21)        (147)
Increase (Decrease) in Prepaid Pension             (16)            18          110

                                                  $412            ($1)        ($90)

     The net deferred tax asset consists of the following components at December 31, 1997 and 1996:

($ in thousands)                                 1997           1996

Depreciation                                    ($346)         ($349)
Provision for Loan Losses                         566            993
Accretion Income                                  (35)           (21)
Insurance Reserve                                 178            168
Prepaid Pension                                  (112)          (128)
Unrealized (Gain) Loss on Securities
   Available for Sale                            (226)           (33)
   Total Deferred Tax Asset                       $25           $630

NOTE M
Short-Term Borrowings
     The Bank maintains an open line of credit with the Federal Home Loan Bank of Dallas. The total line of credit available with Federal Home Loan Bank of Dallas amounts to approximately $9.6 million at December 31, 1997. This amount is computed based on the Bank's stock position less current advances, not to exceed 65% of the Bank's outstanding 1-4 family mortgage loans. The agreement provides for interest based upon the federal funds rate on outstanding balances for short term purposes and a certain spread above the treasury yield curve for longer term advances.

Drawings on the line included in other liabilities, were $1.2 million and $761 thousand at December 31, 1997 and 1996 respectively. The line is collateralized by a blanket lien on 1-
4 family mortgage loans.

NOTE N
Off-Balance Sheet Instruments

     The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, financial guarantees, and letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets.
     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance sheet instruments.
     In the normal course of business the Company has made commitments to extend credit of $11.7 million at December 31, 1997. This amount includes unfunded commitments aggregating $11.1 million and letters of credit of $562 thousand.

NOTE O
Concentrations of Credit

     The Bank's business activities are with customers in the Bank's market area, which consists primarily of the southeast region of the State of Louisiana. Investments in state and municipal securities also involve governmental entities within the Bank's market area. The concentrations of credit by type of loan are shown in Note E. Most of the Bank's credits are to individuals and small businesses secured by real estate. The Bank, as a matter of policy, does not extend credit to any single borrower or group of related borrowers in excess of $4 million.

NOTE P
Fair Value of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     Cash and Short-Term Investments - For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

     Securities - Fair value of securities held to maturity and available for sale is based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

     Loans - The fair value for loans is estimated using discounted cash flow analyses, with interest rates currently being offered for similar loans to borrowers with similar credit rates. Loans with similar classifications are aggregated for purposes of the calculations. The allowance for loan losses which was used to measure the credit risk, is subtracted from loans.

     Deposits - The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using discounted cash flow analyses, with interest rates currently offered for deposits of similar remaining maturities.

     Commitments to Extend Credit and Standby Letters of Credit - The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the parties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements at the reporting date. The estimated approximate fair values of the Bank's financial instruments as of December 31, 1997 and 1996 are as follows:

($ in thousands)                             1997                1996
                                     Carrying             Carrying
Financial Assets:                    Amount   Fair Value  Amount   Fair Value
   Cash and
      Short-Term Investments         $25,265   $25,265    $27,271   $27,271
   Securities                        114,877   114,877    111,894   111,894
   Loans - Net                       146,975   147,511    132,776   132,683
                                    $287,117  $287,653   $271,941  $271,848

Financial Liabilities:
   Deposits                         $263,657  $263,259   $250,704  $250,175

Unrecognized Financial Instruments
   Commitments to Extend Credit
      and Letters of Credit               $-        $-         $-        $-

NOTE Q
Litigation and Contingencies

     During the normal course of business, the Company is involved in various legal proceedings. In the opinion of management and counsel, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial statements.

NOTE R
Parent Company Financial Statements
     The financial statements for One American Corp. (Parent
Company Only) are presented below:
BALANCE SHEETS
December 31, 1997 and 1996

($ in thousands)                                        1997          1996
Assets
   Cash                                                 $2,107       $1,699
   Receivables from Subsidiaries                            20           18
   Income Tax Receivable                                    12          122
   Investment in Subsidiaries:
      First American Bank and Trust                     34,397       32,044
      One American Agency, Inc.                            233          194
                                                        34,630       32,238
         Total Assets                                  $36,769      $34,077

Liabilities
   Accrued Dividend Payable                               $472         $135
   Payables to Subsidiaries                                 42          407
                                                           514          542

Stockholders' Equity
   Common Stock                                          7,500        7,500
   Surplus                                               5,000        5,000
   Retained Earnings                                    24,382       21,660
   Treasury Stock - 148,450 and 148,385 shares at cost    (627)        (625)
   Total Stockholders' Equity                           36,255       33,535
        Total Liabilities and Stockholders' Equity     $36,769      $34,077

STATEMENTS OF INCOME
for the years ended December 31, 1997, 1996, and 1995
($ in thousands)                                        1997          1996         1995
Income
   Interest Income                                         $44          $34          $17
   Dividends from Subsidiaries:
      First American Bank and Trust                      2,025        1,800        1,425
      One American Agency, Inc.                              -            -            -
         Total Income                                    2,069        1,834        1,442

Expenses
   Operating Expenses                                       52           48           53
       Total Expenses                                       52           48           53

Income before Income Taxes and Equity in
   Undistributed Net Income of Subsidiaries              2,017        1,786        1,389

Income Tax Expense (Benefit)                                (3)          (5)         (12)

Income before Equity in Undistributed
   Net Income of Subsidiaries                            2,020        1,791        1,401

Equity in Undistributed Net Income of Subsidiaries       2,017        3,259        3,846

     Net Income                                         $4,037       $5,050       $5,247

STATEMENTS OF CASH FLOWS
for the years ended December 31, 1997, 1996, and 1995
($ in thousands)                                                 1997         1996         1995
Cash Flows From Operating Activities:
   Net Income                                                    $4,037       $5,050       $5,247
   Adjustments to Reconcile Net Income to Net
      Cash Provided by Operating Activities:
         Equity in Undistributed Net Income of Subsidiaries      (2,017)      (3,259)      (3,846)
         Changes in Assets and Liabilities:
            Increase (Decrease) in Payables to Subsidiaries         (93)         135            -
            (Increase) Decrease in Receivables from Subsidiaries     (2)         343         (361)
            (Increase) Decrease in Income Tax Receivables           110         (122)          13
            Increase (Decrease) in Income Taxes Payable               -         (348)         348

      Net Cash Provided by Operating Activities                   2,035        1,799        1,401

Cash Flows From Financing Activities:
   Dividends Paid                                                (1,627)      (1,352)      (1,080)
      Net Cash Used in Financing Activities                      (1,627)      (1,352)      (1,080)

Net Increase in Cash                                                408          447          321
Cash - Beginning of Year                                          1,699        1,252          931
Cash - End of Year                                               $2,107       $1,699       $1,252

Noncash Financing Activities:
   Dividends Declared and Not Paid                                 $473         $405         $338

   Change in Unrealized Gain (Loss) on Securities Available
      For Sale, Net                                                $375        ($307)      $1,853

Book Value per Share and Efficiency Ratio
                                                                 December 31,December 31,
                                                                 1997        1996

Book Value per Share                                             $26.82      $24.81

Efficiency Ratio                                                  57.6%       54.9%

                              Exhibit 7(a)(2)

Consolidated Balance Sheets
One American Corp. and Subsidiaries                            Unaudited  Unaudited   Unaudited
March 31, 1998 and 1997                                        March 31,  December 31,March 31,
In thousands                                                     1998       1997        1997
Assets
   Cash and Due From Banks                                      $13,513    $10,219     $10,946
   Interest Bearing Deposits in Other Banks                       5,265      2,896       2,283
   Federal Funds Sold and Securities
     Purchased Under Resale Agreements                           15,625     12,150      10,650
   Securities
      Available for Sale (Amortized Cost of $112,500, $114,212
         and $114,094, respectively)                            113,176    114,877     113,824
         Total Securities                                       113,176    114,877     113,824
   Loans                                                        150,399    149,165     141,007
      Less:  Allowance for Loan Losses                           (2,621)    (2,190)     (3,171)
   Loans, Net                                                   147,778    146,975     137,836

   Bank Premises and Equipment                                   11,045     10,837       9,682
   Other Real Estate                                                 78         78          51
   Accrued Interest Receivable                                    1,981      2,176       2,065
   Other Assets                                                   2,161      2,186       2,323
        Total Assets                                           $310,622   $302,394    $289,660

Liabilities
   Deposits:
     Noninterest Bearing                                        $55,130    $52,015     $48,922
     Interest Bearing                                           215,658    211,642     204,562
         Total Deposits                                         270,788    263,657     253,484

   Accrued Interest Payable                                         723        777         581
   Other Liabilities                                              2,373      1,705       1,735
        Total Liabilities                                       273,884    266,139     255,800

Stockholders' Equity
   Common Stock-$5.00 par value;
     Authorized-10,000,000 shares;
      Issued-1,500,000 shares                                     7,500      7,500       7,500
   Surplus                                                        5,000      5,000       5,000
   Retained Earnings                                             24,434     23,943      22,162
   Unrealized Gain (Loss) on Securities Available for Sale, Net     446        439        (177)
   Treasury Stock - 148,910, 148,450 and 148,385 shares at cost    (642)      (627)       (625)
        Total Stockholders' Equity                               36,738     36,255      33,860
        Total Liabilities and Stockholders' Equity             $310,622   $302,394    $289,660

Consolidated Statements of Income
One American Corp. and Subsidiaries
for the three months ended March 31, 1998 and 1997             UnauditedUnaudited
In thousands, except per share data                              1998     1997
Interest Income
   Interest and Fees on Loans                                    $3,504   $3,159
   Interest on Securities:
      Taxable Interest                                            1,464    1,480
      Nontaxable Interest                                           150      134
         Total Interest on Securities                             1,614    1,614
   Other Interest Income                                            229      234

      Total Interest Income                                       5,347    5,007

   Interest Expense on Deposits                                   2,008    1,855
      Net Interest Income                                         3,339    3,152

Provision for Loan Losses                                           450       75
   Net Interest Income After
      Provision for Loan Losses                                   2,889    3,077

Other Income
   Service Charges on Deposit Accounts                              521      521
   Gain on Securities                                                 -       24
   Gain on Purchased Assets                                         260      111
   Other Operating Income                                           217      190
      Total Other Income                                            998      846
      Income Before Other Expenses                                3,887    3,923

Other Expenses
   Salaries and Employee Benefits                                 1,223    1,100
   Net Occupancy Expense                                            320      293
   Net ORE and Repossession Expense                                 (34)      (9)
   Other Operating Expenses                                         911    1,010
      Total Other Expenses                                        2,420    2,394
       Income Before Income Taxes                                 1,467    1,529
Applicable Income Taxes                                             502      557
      Net Income                                                   $965     $972

      Net Income Per Share                                        $0.71    $0.72

      Cash Dividends Per Share                                    $0.35    $0.30

Consolidated Statements of Changes in Stockholders' Equity
One American Corp. and Subsidiaries
for the three months ended March 31, 1998 and 1997             UnauditedUnaudited
In thousands                                                     1998     1997
Common Stock
  Balance - Beginning and End of Period                          $7,500   $7,500

Surplus
  Balance - Beginning and End of Period                          $5,000   $5,000

Retained Earnings
  Balance - Beginning of Period                                 $23,943  $21,596
  Net Income                                                        965      972
  Cash Dividends                                                   (474)    (406)
  Balance - End of Period                                       $24,434  $22,162

Unrealized Gain (Loss) on Securities Available for Sale, Net
  Balance - Beginning of Period                                    $439      $64
  Net Change in Unrealized Gain (Loss)                                7     (241)
  Balance - End of Period                                          $446    ($177)

Treasury Stock
  Balance - Beginning of Period                                   ($627)   ($625)
  Treasury Stock Purchased ( 460 shares )                           (15)       -
  Balance - End of Period                                         ($642)   ($625)

Consolidated Statements of Cash Flows
One American Corp. and Subsidiaries
for the three months ended March 31, 1998 and 1997             UnauditedUnaudited
In thousands                                                     1998     1997
Cash Flows From Operating Activities
  Net Income                                                       $965     $972
  Adjustments to Reconcile Net Income to Net
    Cash Provided by Operating Activities:
      Gain on Purchased Assets                                     (260)    (111)
      Provision for Depreciation                                    199      182
      Provision for Loan Losses                                     450       75
      Net Amortization (Accretion) on Securities                    (84)     (27)
      Provision (Credit) for Deferred Income Taxes                  (93)      10
      (Gain) Loss on Sale of Other Real Estate and Repossession     (16)     (11)
      (Gain) Loss on Securities                                       -      (24)
   Changes in Assets and Liabilities:
      (Increase) Decrease in Accrued Interest Receivable            195      (34)
      (Increase) Decrease in Other Assets                           115      216
      Increase (Decrease) in Accrued Interest Payable               (54)    (112)
      Increase (Decrease) in Other Liabilities                      689      576
        Net Cash Provided by Operating Activities                 2,106    1,712
Cash Flows From Investing Activities
  Maturities or Calls of Securities Available for Sale           23,313   15,549
  Purchases of Securities Available for Sale                    (21,518) (17,816)
  Proceeds from Sale of Securities Available for Sale                 -       24
  Net (Increase) Decrease in Federal Funds Sold                  (3,475)   2,675
  Net (Increase) Decrease in Loans                               (1,027)  (5,024)
  Proceeds from Sale of Other Real Estate and Repossessions          50       28
  Purchases of Premises and Equipment                              (407)    (219)
  Proceeds from Other Borrowings                                    (36)     (21)
    Net Cash Used in Investing Activities                        (3,100)  (4,804)
Cash Flows From Financing Activities
  Net Increase (Decrease) in Demand Deposits, NOW
    and Savings Accounts                                          6,275   (1,175)
  Net Increase (Decrease) in Certificates of Deposits               856    3,955
  Dividends Paid                                                   (474)    (405)
    Net Cash Provided By Financing Activities                     6,657    2,375
Increase (Decrease) in Cash and Cash Equivalents                  5,663     (717)
Cash and Cash Equivalents - Beginning of Year                    13,115   13,946
Cash and Cash Equivalents - End of Year                         $18,778  $13,229
Supplemental Disclosure of Cash Flow Information:
   Income Tax Payments                                                -        -
   Interest Paid on Deposits                                     $2,062   $1,967
Noncash Investing Activities:
   Other Real Estate Acquired in Settlement of Loans                  -        -
   Change in Unrealized Gain (Loss) on
      Securities Available for Sale                                 $11    ($365)
   Change in Deferred Tax Effect on
      Unrealized Gain (Loss) on Securities Available for Sale        $4    ($124)
Noncash Financing Activities:
   Dividends Declared and Not Paid                                 $474     $406



Book Value per Share and Efficiency Ratio

                                                                 March 31,   March 31,
                                                                 1998        1997

Book Value per Share                                             $27.19      $25.05

Efficiency Ratio                                                  55.8%       59.9%

                              Exhibit 7(b)(1)

Pro Forma Consolidated Balance Sheet
One American Corp. and Subsidiaries
December 31, 1997                                                Unaudited
In thousands                                                     1997
Assets
   Cash and Due From Banks                                        $5,719
   Interest Bearing Deposits in Other Banks                        2,896
   Federal Funds Sold and Securities
     Purchased Under Resale Agreements                            12,150
   Securities
      Available for Sale (Amortized Cost of $114,212)
         Total Securities                                        114,877
   Loans                                                         149,165
      Less:  Allowance for Loan Losses                            (2,190)
   Loans, Net                                                    146,975

   Bank Premises and Equipment                                    10,837
   Other Real Estate                                                  78
   Accrued Interest Receivable                                     2,176
   Other Assets                                                    2,186
        Total Assets                                            $297,894

Liabilities
   Deposits:
     Noninterest Bearing                                          52,015
     Interest Bearing                                            211,642
         Total Deposits                                          263,657

   Accrued Interest Payable                                          777
   Other Liabilities                                               1,705
        Total Liabilities                                        266,139

Stockholders' Equity
   Common Stock-$2.50 par value;
     Authorized-10,000,000 shares;
      Issued-3,000,000 shares                                      7,500
   Surplus                                                         5,000
   Retained Earnings                                              23,943
   Unrealized Gain (Loss) on Securities Available for Sale, Net      439
   Treasury Stock - 476,900 shares at cost                        (5,127)
        Total Stockholders' Equity                                31,755
        Total Liabilities and Stockholders' Equity              $297,894

Book Value per Share                                              $12.59

Efficiency Ratio                                                   57.6%

Pro Forma Consolidated Balance Sheet
One American Corp. and Subsidiaries                             Unaudited
March 31, 1998                                                  March 31,
In thousands                                                    1998
Assets
   Cash and Due From Banks                                       $9,013
   Interest Bearing Deposits in Other Banks                       5,265
   Federal Funds Sold and Securities
     Purchased Under Resale Agreements                           15,625
   Securities
      Available for Sale (Amortized Cost of $112,500)
         Total Securities                                       113,176
   Loans                                                        150,399
      Less:  Allowance for Loan Losses                           (2,621)
   Loans, Net                                                   147,778

   Bank Premises and Equipment                                   11,045
   Other Real Estate                                                 78
   Accrued Interest Receivable                                    1,981
   Other Assets                                                   2,161
        Total Assets                                           $306,122

Liabilities
   Deposits:
     Noninterest Bearing                                        $55,130
     Interest Bearing                                           215,658
         Total Deposits                                         270,788

   Accrued Interest Payable                                         723
   Other Liabilities                                              2,373
        Total Liabilities                                       273,884

Stockholders' Equity
   Common Stock-$2.50 par value;
     Authorized-10,000,000 shares;
      Issued-3,000,000 shares                                     7,500
   Surplus                                                        5,000
   Retained Earnings                                             24,434
   Unrealized Gain (Loss) on Securities Available for Sale, Net     446
   Treasury Stock - 477,820 shares at cost                       (5,142)
        Total Stockholders' Equity                               32,238
        Total Liabilities and Stockholders' Equity             $306,122

Book Value per Share                                             $12.77

Efficiency Ratio                                                  55.8%

                              Exhibit 7(b)(2)

Pro Forma Consolidated Statement of Income
One American Corp. and Subsidiaries
for the year ended December 31, 1997                             Unaudited
in thousands, except per share data                              1997
Interest Income
   Interest and Fees on Loans                                    $13,437
   Interest on Securities:
      Taxable Interest                                             5,948
      Nontaxable Interest                                            576
         Total Interest on Securities                              6,524
   Other Interest Income                                             796

      Total Interest Income                                       20,757

   Interest Expense on Deposits                                    7,712
      Net Interest Income                                         13,045

Provision for Loan Losses                                          1,025
   Net Interest Income After
      Provision for Loan Losses                                   12,020

Other Income
   Service Charges on Deposit Accounts                             2,092
   Gain on Securities                                                190
   Gain on Purchased Assets                                          607
   Other Operating Income                                            851
      Total Other Income                                           3,740
      Income Before Other Expenses                                15,760

Other Expenses
   Salaries and Employee Benefits                                  4,749
   Net Occupancy Expense                                           1,236
   Net ORE and Repossession Expense                                 (180)
   Other Operating Expenses                                        3,868
      Total Other Expenses                                         9,673
       Income Before Income Taxes                                  6,087
Applicable Income Taxes                                            2,050
      Net Income                                                  $4,037

      Net Income Per Share                                         $1.60

      Cash Dividends Per Share                                      $.67

Pro Forma Consolidated Statement of Income
One American Corp. and Subsidiaries
for the three months ended March 31, 1998                        Unaudited
In thousands, except per share data                              1998
Interest Income
   Interest and Fees on Loans                                    $3,504
   Interest on Securities:
      Taxable Interest                                            1,464
      Nontaxable Interest                                           150
         Total Interest on Securities                             1,614
   Other Interest Income                                            229

      Total Interest Income                                       5,347

   Interest Expense on Deposits                                   2,008
      Net Interest Income                                         3,339

Provision for Loan Losses                                           450
   Net Interest Income After
      Provision for Loan Losses                                   2,889

Other Income
   Service Charges on Deposit Accounts                              521
   Gain on Securities                                                 -
   Gain on Purchased Assets                                         260
   Other Operating Income                                           217
      Total Other Income                                            998
      Income Before Other Expenses                                3,887

Other Expenses
   Salaries and Employee Benefits                                 1,223
   Net Occupancy Expense                                            320
   Net ORE and Repossession Expense                                 (34)
   Other Operating Expenses                                         911
      Total Other Expenses                                        2,420
       Income Before Income Taxes                                 1,467
Applicable Income Taxes                                             502
      Net Income                                                   $965

      Net Income Per Share                                        $0.38

      Cash Dividends Per Share                                    $0.19

                              Exhibit 9(a)
            _______________________________________________

                           ONE AMERICAN CORP.
                     2785 LOUISIANA HIGHWAY 20 WEST
                          VACHERIE, LOUISIANA
            _______________________________________________

                   ANNOUNCING THE ONE AMERICAN CORP.
                         STOCK REPURCHASE PROGRAM
            _______________________________________________

                             July 21, 1998


                  Repurchase Price Per Share:  $25.00

                   Total Allocated Funds:  $4,500,000

          Maximum Number of Shares to be Repurchased:  180,000


     Any stockholder of One American Corp. who desires to sell his or her shares of One American Corp. under the Stock Repurchase Program should carefully read these materials and the enclosed Letter of Transmittal and follow the instructions in these materials on how to tender shares for payment.


Introduction

The Board of Directors of One American Corp. announces the One American Corp. Stock Repurchase Program. Under the Stock Repurchase Program, One American Corp. will pay $25.00 in cash per share for each share of One American Corp. held by any stockholder who desires to sell his or her shares, subject to the limitations described herein. The Board of Directors has allocated $4,500,000 to fund the Stock Repurchase Program and, based on that allocation, up to 180,000 shares of One American Corp. may be acquired under the Stock Repurchase Program at the $25.00 per share price. In the event the Stock Repurchase Program is oversubscribed, shares will be repurchased on a pro rata basis, to the extent funds remain, after first giving preference to acquiring stock from those stockholders owning less than 100 shares who have tendered all such shares for repurchase. Any tendered shares not purchased by One American Corp., will be returned to the tendering stockholder.

Scheduled Termination Date and Right of Withdrawal

Federal law requires the Stock Repurchase Program to remain open for at least 20 business days. However, the Board of Directors of One American Corp. has elected to keep the Stock Repurchase Program in effect for 24 business days from July 21 through, and including August 21, 1998. Therefore, unless the Board of Directors determines in its discretion to suspend or extend the Stock Repurchase Program, it will remain in effect until its scheduled termination date on August 21, 1998, and, in no event, will the Stock Repurchase Program end prior to August 17, 1998, 20 business days from the date the program is initiated.

The Stock Repurchase Program will be extended by the Board only upon prior notice to stockholders. At this time, the Board has no intention of reinstating the Stock Repurchase Program once it expires. Any stockholder who has tendered shares for repurchase may withdraw the shares at any time prior to August 17 (20 business days from the initiation of the program) and thereafter as long as the Stock Repurchase Program remains open. After the expiration of 40 business days from the commencement of the Stock Repurchase Program (September 15, 1998), shares that have been tendered for repurchase but which have not yet been accepted for payment by One American Corp. may also be withdrawn by the stockholder.

Manner of Tender for Repurchase or Withdrawal

If you desire to tender your shares for purchase by One American Corp. under the Stock Repurchase Program, please read carefully the enclosed Letter of Transmittal, sign it as appropriate, and return it to us along with your certificates representing shares of One American Corp. Your shares will be deemed to have been accepted for payment on the date that One American Corp. receives a completed and signed Letter of Transmittal and the accompanying stock certificates. If the documents are not properly completed or you fail to return your stock certificates, One American Corp. will notify you that your shares have not been accepted for payment and will advise you of any additional information necessary in order to have your shares accepted for payment.

If a stockholder desires to withdraw shares previously tendered for payment, the stockholder shall provide a written Notice of Withdrawal within the time frames for withdrawals set forth herein to Ms. Gloria A. Kliebert, One American Corp., 2785 Louisiana Highway 20 West, Vacherie, Louisiana. The Notice of Withdrawal must be postmarked by a date consistent with the time frames set forth herein for making such a withdrawal. If One American Corp. receives a Notice of Withdrawal postmarked within the relevant time period, the shares tendered for repurchase (or substitute shares) will be returned to the stockholder and the Letter of Transmittal previously executed by the stockholder will be cancelled.

Source and Amount of Funds for the Stock Repurchase Program

The Stock Repurchase Program will be funded either from excess bank capital that will be declared as a dividend from First American Bank to One American Corp. or from existing cash balances of One American Corp. The total amount of funds to be utilized for the purchase will be a maximum of $4,500,000 to purchase up to 180,000 shares at $25.00 per share. No funds are expected to be borrowed, directly or indirectly, for purposes of the Stock Repurchase Program.

Reasons for Implementing the Stock Repurchase Program

One American Corp., through its subsidiary, First American Bank and Trust, operates as a profitable, well-managed, locally-owned and independent community bank. The Board of Directors acknowledges, though, that operating as a locally-owned and independent financial institution may have the effect of limiting any active market for the shares of One American Corp. and that, from time to time, various stockholders may have a desire to liquidate their holdings in One American Corp. Therefore, the Board of Directors has implemented the Stock Repurchase Program to provide liquidity to those stockholders who determine that it is in their best interest to sell their shares of One American Corp. rather than to hold them over the long term. This Stock Repurchase Program will also allow the bank to utilize excess bank capital in an efficient manner and as a basis of providing liquidity to stockholders. Stock that is repurchased will be deemed to be cancelled and will no longer be outstanding for any purpose.

Financial Information Regarding One American Corp.

A summary of the audited financial statements of One American Corp. and its subsidiaries for the years ended December 31, 1997 and December 31, 1996 is attached as Exhibit A hereto for your reference. Likewise, a summary of the unaudited financial statements of One American Corp. and its subsidiaries as of March 31, 1998 and 1997 are attached hereto as Exhibit B for your reference. Stockholders are urged to review those financial statements when considering whether to sell shares pursuant to this Stock Repurchase Program. If a stockholder desires more complete financial information, including a copy of recent required public filings, those financial statements may be obtained, without additional charge, by calling Mr. Frank J. Bourgeois at 504/265-2265.

Selected Ratios and Per Share Values

The following key ratios are as of and for the periods indicated:
                      Three        Three
                     Months       Months       Year         Year
                      Ended        Ended      Ended        Ended
                    3/31/98      3/31/97   12/31/97     12/31/96
Loans to             54.57%       54.37%     55.74%       52.96%
Deposits
Return on             1.27%        1.35%      1.38%        1.82%
Average
Assets
(Annualized)
Return on            10.71%       11.52%     11.52%       15.64%
Average
Equity
(Annualized)
Book Value*          $13.59       $12.53     $13.41       $12.41
Per Share
Earnings*             $0.36        $0.36      $1.50        $1.87
Per Share

*  Restated to reflect recent stock split.


Trading History for Stock of One American Corp.; Dividends

There is no active trading market for the stock of One American Corp. During 1997 and through June 30, 1998, management is aware of only 367 trades in the stock through private transactions. Of the trades that took place during 1997 and 1998, of which management is aware of the trading price, the trading prices ranged from $15.50 per share to $25.00 per share. Because no active market exists for shares of One American Corp, the Board of Directors believes that the Stock Repurchase Program, for as long as it is in effect, provides a ready-buyer for such shares at an established price.

One American Corp. has paid cash dividends of $.625 per share in 1997, $.525 per share in 1996 and $.325 per share in 1995. In 1998, it is anticipated that One American Corp. will pay cash dividends of $.70 per share. The exact amount of future dividends on the stock of One American Corp. will be a function of the profitability of First American Bank in general and applicable tax rates in effect from year to year. Because One American Corp.'s ability to pay dividends in the future will directly depend on First American Bank's future profitability, future dividend payments cannot be assured.

How the Stock Repurchase Price is Determined

The price per share for the Stock Repurchase Program was set by the Board of Directors after a careful analysis of the overall condition of One American Corp. and its subsidiary bank. The Board of Directors believes that the price is an attractive price for those stockholders who desire some immediate liquidity for their shares.

Certain Conditions Associated with the Stock Repurchase Program

The   Stock  Repurchase  Program  is  subject  to  the  following conditions:

          1.    The  Stock  Repurchase Program  is  open  to  all
          stockholders of One American Corp. Stockholders may tender for repurchase any or all of their shares. Stockholders are advised that tendering fewer than all of their shares may result in a different tax treatment than if all shares were to be tendered. The tax aspects of tendering shares are discussed later in these materials.

          2. The Board of Directors has allocated $4,500,000 to fund the Stock Repurchase Program. Based on that allocation, up to 180,000 shares can be acquired under the Stock Repurchase Program at the $25.00 per share price. However, in the event more than 180,000 shares are tendered for repurchase and the Board elects not to allocate additional funds to the Stock Repurchase Program, or in the event additional funds are allocated and the Stock Repurchase Program is still oversubscribed, shares will be repurchased based on a pro rata basis after first giving preference to acquiring the stock from those stockholders owning less than 100 shares and who have tendered all such shares for repurchase. Any tendered shares not purchased by One American Corp. will be returned to the tendering stockholder.

          3. One American Corp. is a bank holding company registered under the Bank Holding Company Act and is subject to that Act and the regulations issued under that Act by the Board of Governors of the Federal Reserve System. Those regulations require bank holding companies to seek the prior approval of the Federal Reserve System if the holding company redeems its outstanding shares and if the gross consideration for the purchase, when aggregated with the net consideration paid by the company for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth, unless both before and immediately after the redemption, the bank holding company is well capitalized; the bank holding company is well managed; and the bank holding company is not subject to any unresolved supervisory issues. At this time, One American Corp. believes it meets each of these conditions even if as many as 180,000 shares are tendered for repurchase under the Stock Repurchase Program. Therefore, the Board of Directors of One American Corp. does not anticipate having to seek
          approval  from  the  Federal  Reserve  for  the   Stock
          Repurchase Program.


Certain Federal Income Tax Consequences

The repurchase of shares of One American Corp. under the Stock Repurchase Program will be a "redemption" of such shares and, therefore, will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. Under the rules applicable to redemptions, such a repurchase will be treated as a "sale" of the shares, and therefore subject to taxation as a capital gain, if the exchange is "substantially disproportionate" with respect to the stockholder. A repurchase will be "substantially disproportionate" if, after the repurchase, the percentage of the outstanding shares of the company owned by the stockholder is less than 80% of the percentage of the outstanding shares of the company owned by the stockholder before the repurchase. If a repurchase does not satisfy the "substantially disproportionate" test, the repurchase will nonetheless be treated as a "sale" if it results in a complete redemption of the stockholder's interest in One American Corp. or is otherwise not essentially equivalent to a dividend, which is taxed as ordinary income.

If a sale of the shares is "substantially disproportionate" or results in a complete redemption and is, therefore, taxed as a capital gain, gain will be recognized in an amount equal to the excess of the share repurchase price received over the stockholder's basis in the shares repurchased. The gain will be capital gain assuming the shares are held as a capital asset. Capital gain will be long-term capital gain if such stockholder's holding period with respect to the shares is longer than 18 months. If none of the tests are satisfied, the share repurchase price received by a stockholder will be treated as a "dividend", taxable as ordinary income, to the extent of the stockholder's proportionate share interest in One American Corp.'s earnings and profits and without reduction for the stockholder's basis in the shares tendered.

For purposes of the "substantially disproportionate" and other tests, constructive ownership rules generally will apply in determining the stockholder's ownership. Thus, a stockholder may be deemed to own shares actually owned, and in some cases constructively owned, by certain related individuals and certain entities in which the stockholder has an interest and shares which such stockholder has the right to acquire by exercise of an option or by conversion of a convertible debenture or note.

THE TAX DESCRIPTION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE STOCK REPURCHASE PROGRAM, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND OTHER TAX LAWS AND ANY POSSIBLE CHANGES IN THE LAW.

Recommendation of the Board

The Board of Directors is pleased to offer you the opportunity to have some liquidity for shares of One American Corp., if you have a desire to sell. However, the Board makes no recommendation as to whether a stockholder should tender his or her shares for repurchase under the Stock Repurchase Program. If you have any questions at all about the Stock Repurchase Program, please feel free to contact us.


                           EXHIBIT A

             SUMMARY YEAR-END FINANCIAL STATEMENTS

                                  Year Ended          Year Ended
                           December 31, 1997   December 31, 1996
INCOME STATEMENT
Interest Income                       20,757              19,717
Interest Expense                       7,712               7,244
Other Income                           3,740               3,992
Other Expense                          9,673               9,044
Provision for Loan Losses              1,025                  90
Net Income Before Taxes                6,087               7,331
Taxes                                  2,050               2,281
Net Income                             4,037               5,050

BALANCE SHEET
Assets:
  Cash and Due                       $13,115             $13,946
  Securities                         127,027             125,219
  Loans (Net)                        146,975             132,776
  Other Assets                        15,277              14,170
  Total Assets                       302,394             286,111

Liabilities:
  Deposits                           263,657             250,704
  Other Liabilities                    2,482               1,872

Shareholders' Equity                  36,255              33,535

Total Liabilities and                302,394             286,111
Shareholders' Equity
                           EXHIBIT B


              SUMMARY INTERIM FINANCIAL STATEMENTS



                               Quarter Ended       Quarter Ended
                              March 31, 1998      March 31, 1997
INCOME STATEMENT
Interest Income                        5,347               5,007
Interest Expense                       2,021               1,855
Other Income                           1,019                 846
Other Expense                          2,424               2,394
Provision for Loan Losses                450                  75
Net Income Before Taxes                1,471               1,529
Taxes                                    502                 557
Net Income                               969                 972

BALANCE SHEET
Assets:
  Cash and Due                       $18,778             $13,229
  Securities                         128,801             124,474
  Loans (Net)                        147,778             137,836
  Other Assets                        15,265              14,121
  Total Assets                       310,622             289,660

Liabilities:
  Deposits                           270,788             253,484
  Other Liabilities                    3,096               2,316

Shareholders' Equity                  36,738              33,860

Total Liabilities and                310,622             289,660
Shareholders' Equity